Exhibit 12.1

Penn Virginia Resource Partners, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

	January 1, 2001 through October 30, 2001	October 30, 2001 through December 31, 2001					Six Months Ended June 30, 2006
			Years Ended December 31,
			2002	2003	2004	2005
Earnings
Pre-tax income *	$19,113	$3,677	$24,686	$22,690	$34,315	$51,161	$23,446
Fixed charges	7,027	274	1,786	5,048	7,328	14,351	8,910

Total earnings	$26,140	$3,951	$26,472	$27,738	$41,643	$65,512	$32,356

Fixed Charges
Interest expense **	$—	$269	$1,758	$4,986	$7,267	$14,053	$8,625
Interest expense - affiliate	7,003	—	—	—	—	—	—
Rental interest factor	24	5	28	62	61	298	285

Total fixed charges	$7,027	$274	$1,786	$5,048	$7,328	$14,351	$8,910

Ratio of earnings to fixed charges	3.7x	14.4x	14.8x	5.5x	5.7x	4.6x	3.6x

*	Excludes equity earnings from investees and includes capitalized interest.
**	Includes capitalized interest.